ReedSmith

                                                                  Reed Smith LLP
                                                                435 Sixth Avenue
Stephen W. Johnson                                     Pittsburgh, PA 15219-1886
Direct Phone: 412.288.7166                                          412.288.3131
Email: swjohnson@reedsmith.com                                  Fax 412.288.3063



                                 August 10, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,D.C. 20549

     Re:  Bodisen Biotech, Inc.
          ---------------------

     On behalf of Bodisen Biotech, Inc., we are filing today via the EDGAR system a Registration Statement on Form SB-2 for the registration of up to GBP10.0 million of the Company's Common Stock. The filing fee has been wired separately to the Commission's lock box.

     Please note that the registration statement relates to the proposed offer and sale of Common Stock in the United Kingdom, for admission on the Alternative Investment Market (the AIM) of the London Stock Exchange. Bodisen is filing this registration statement for the offering because it cannot effect the offering in compliance with Regulation S. In order to permit the electronic settlement of trades in its shares, Bodisen's shares must be eligible for deposit in the CREST (similar to DTC) system. In order to be eligible for deposit in the CREST system, the shares cannot be subject to any trading restrictions, so that Bodisen cannot satisfy the requirements of Section 903(3)(iii)(B)(3) and (4) of Regulation S. Therefore, Bodisen is filing this registration statement to effect the offering in compliance with the registration requirements of Section 5 of the Securities Act of 1933, as amended. We have been unable to find any precedent for such a transaction. We did seek the Staff's views of this approach by means of an email to the Office of General Counsel, Division of Corporation Finance, but we did not receive any response.

     Because the offering will be effected in the United Kingdom, the prospectus must comply with the regulatory requirements of the AIM market. As a result, the prospectus includes more information, sometimes in a slightly different form, than is contained in a traditional U.S. prospectus; however, the Registration Statement includes all information required by Form SB-2.

     Finally, the Company believes that it is eligible to use Form SB-2. The Company's 2004 revenues were less than $25 million, and while its unaffiliated public float exceeded $25 million at December 31, 2004, its unaffiliated public float at December 31, 2003 was less than $25 million. Therefore, under Item 10(a)(2)(iii) of Regulation S-B, Bodisen has not exited the small business reporting system based on the unaffiliated public float test. Further, while the Company has not registered its Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, and although the Company may have had less than 300 shareholders of record as of January 1, 2004 for purposes of
Section 15(d) under the Exchange Act, the Company has continued to file all reports required to be filed under Section 13 of the Exchange Act. Therefore, the Company believes that it continues to be a small-business issuer eligible to use Form SB-2.

U.S. Securities and Exchange Commission                                ReedSmith
August 10, 2005
Page 2

     Please do not hesitate to contact the undersigned at 412-288-7166 or my colleague, Michael Johnson, at 412-288-7292, if you have any questions or comments.



                                                     Very truly yours,

                                                     /s/ Stephen W. Johnson
                                                     ----------------------
                                                     Stephen W. Johnson